LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
1999 HARRISON STREET, 26th Floor
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

September 27, 2011

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 15, LLC (the “Company”) Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 SEC File No. 333-174418

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 2 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of August 12, 2011, addressed to Dean Cash.   The numbered paragraphs set forth below correspond to the numbered comments in your letter.  References to revised language in the prospectus and registration statement are to pre-effective amendment no. 2.

Summary of the Offering

1.	See the revision under “Summary of the Offering – Investment Portfolio.”

Investment Objectives and Policies

Types of Equipment

2.	See the revision under “Investment Objectives and Policies – Types of Equipment – Aircraft.”

Ms. Pamela A. Long
September 27, 2011

Management

3.	See the revision in the first paragraph under “Management.”

Plan of Distribution

Distribution

4.	See the added risk factor under “Risk Factors.”

Part II – Undertakings

5.	See the added language in undertaking (7) in Item 17 Part II.

Exhibit 8.1

6.           See the revisions to Exhibit 8.1.

In addition to the foregoing responsive changes, the amendment includes updated unaudited interim financial statements for the registrant and its Manager.  The interim period is through August 31, 2011.

By copy of my letter to the Staff dated September 9, 2011, we forwarded for review a hard copy of the registrant’s proposed sales brochure to be used with the prospectus.  That is the only item of supplemental sales literature currently prepared for use upon effectiveness.

Subject to clearing any further comments, we would hope to request acceleration of effectiveness immediately prior to the registrant’s target effective date of October 11, 2011.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Mr. Rufus Decker, Accounting Branch Chief
Ms. Nudrat Salik, Staff Accountant
Ms. Jessica Dickerson, Staff Attorney
Mr. Craig Slivka, Special Counsel
Division of Corporation Finance

Ms. Pamela A. Long
September 27, 2011

Securities and Exchange Commission
Facsimile: (202) 772-9292

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.